[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 25, 2006

Via Facsimile and EDGAR

Ms. Karen J. Garnett,

Mr. Geoffrey M. Ossias,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Room 1580,

Mail Stop 4561,

Washington, D.C.  20549.

Re:                               Morgans Hotel Group Co.
(Form S-1, Fi1e No. 333-129277)

Dear Ms. Garnett and Mr. Ossias:

The Staff has asked Morgans Hotel Group Co. (the “Company”) to supplementally respond to reconcile the $2.5 million that was distributed in 2002 from Morgans Hotel Group LLC under its limited liability company agreement with the amounts recorded under the Company’s combined statements of cash flows.  The Company has asked us to supplementally respond as follows:

Since January 1, 2002, only $2.5 million has been distributed from Morgans Hotel Group LLC to its members under the Morgans Hotel Group LLC limited liability company agreement.  The $2.5 million is not recorded in the Company’s combined financial statements included in the Registration Statement because, as described in Note 1 to those combined financial statements, those combined financial statements comprise the subsidiaries and ownership interests of Morgans Hotel Group LLC that will be contributed as part of the Formation and Structuring Transactions to Morgans Group LLC (the Morgans Group Hotel Co. Predecessor).  As such, the distributions recorded on the combined financial statements are distributions to Morgans Hotel Group LLC from its subsidiaries.

Likewise, the contributions recorded on the combined financial statements are contributions from Morgans Hotel Group LLC to its subsidiaries.  Distributions from Morgans Hotel Group LLC to its members are thus not included in the Company’s combined financial statements.

More specifically, the Company’s combined statements of cash flows on page F-6 of Amendment No. 3 to the Registration Statement show $19,453,000, $7,371,000, $22,142,000 and $83,238,000 of distributions for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, respectively.  The distributions recorded in each case are distributions made by subsidiaries of Morgans Hotel Group LLC to Morgans Hotel Group LLC.  For example, see page 79 of Amendment No. 3 to the Registration Statement, which discusses the application of the $83.2 million distributed to Morgans Hotel Group LLC in 2005, which was used to repay convertible debt and preferred equity, noting that no distributions were made to Morgans Hotel Group equity holders.

If you have any questions or comments regarding the foregoing, please call the undersigned at (212) 558-4312.

Very truly yours,

/s/ Robert W. Downes
Robert W. Downes

cc:                                 Jessica Barberich
Daniel Gordon
(Securities and Exchange Commission)

Marc Gordon
Richard Szymanski
(Morgans Hotel Group Co.)

Stuart Eisenberg
(BDO Seidman, LLP)

Andrew J. Pitts
(Cravath, Swaine & Moore LLP)